Filed by McCormick & Company, Incorporated

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Unilever PLC

(Commission File No. 001-04546)

Date: September 9, 2026

Barclays 19th Annual Global Consumer Conference Transcript September 9, 2026

Corporate Participants

Brendan Foley - Chairman, President & Chief Executive Officer

Marcos Gabriel - Executive Vice President & Chief Financial Officer

Question and Answer Section

Andrew Lazar

Barclays, Equity Analyst

So I would like to welcome back McCormick to our conference. And with us today are President and CEO, Brendan Foley; and CFO, Marcos Gabriel. Welcome, gentlemen. It’s truly great to be back with you in Boston. In lieu of a fireside chat, Brendan and Marcos will be walking us through some prepared remarks, so, Brendan, over to you, and then we’ll take it to the breakout afterwards. Thanks again for being here.

Brendan M. Foley

President, CEO & Chairman

Thank you. There we go. Hopefully you can all can hear me?

Andrew Lazar

Analyst, Barclays Capital

Yeah.

Brendan M. Foley

President, CEO & Chairman

Yeah. Okay. Great. Thank you, Andrew, and good morning. It’s a pleasure to be back at the Barclays conference in Boston. I’m going to flip to this next slide. Before we begin, I think we have to – let me first acknowledge the forward-looking information. Great. There we go. Make sure everyone reads that word-for-word.

With that noted, today’s presentation is organized around four key themes that reflect the strength of our business and the opportunities ahead.

First, we’ll highlight how we’re building on a strong flavor-centric foundation grounded in our leadership in flavor, our advantaged portfolio, and the trusted brands and capabilities that differentiate McCormick.

Second, we’ll discuss how we’re expanding our flavor focus and growth opportunities through the combination with Unilever Foods.

Third, we’ll cover how we’re preparing for integration and synergy capture, and with a focus on disciplined execution, operational readiness, and the actions needed to unlock value as we bring the capabilities together.

Barclays 19th Annual Global Consumer Conference Transcript September 9, 2026

And finally, we’ll address how we’re supporting value creation and deleveraging, reinforcing our commitment to strong financial discipline, cash generation, and long-term shareholder value. Together, these themes frame the conversation for today and demonstrate how we’re positioning the business for sustainable growth, stronger execution, and continued leadership in flavor.

Let’s start with an introduction to McCormick. At McCormick, we create and deliver flavors that enhance the taste of food and beverages. For nearly 140 years, we’ve been focused on our purpose to make life more flavorful, guided by our vision to be the most trusted source of flavor across food and beverage. Our portfolio includes leading brands in the flavor industry, household names that consumers trust for their quality and taste, and they are trusted by our customers.

In fact, globally, McCormick flavors are enjoyed by nearly a half billion people every single day. This speaks to the power of our brands, the flavor they deliver, our capabilities, reach, and our growth potential. We serve a broad range of customers and operate across every channel from traditional brick and mortar to e-commerce and from food service to CPG customers. We operate in advantaged categories across both of our segments, and they continue to project strong growth.

In our Consumer segment, we offer products at every price point, from premium to value, to meet all needs. Our brands have been part of kitchens and families for generations, and we continue to innovate. And we are winning over younger consumers who are shaping new cooking and eating behaviors, and many aligned with health and wellness trends.

In Flavor Solutions, we flavor some of the world’s iconic brands, as well as fast-growing emerging brands and private label, making us a key part of the innovation that guides the food industry. Our two segments complement each other, and this reinforces what differentiates McCormick. The scale, insights, and technology that are leveraged from both are meaningful and uniquely position us to cater to the entire flavor market and shape its future direction.

Flavor is one of the most attractive, fastest-growing categories within food. It is underpinned by structural tailwinds and offers meaningful runway for the company to capture future growth. It is the number one purchase driver across cuisines, occasions, and demographics. It transcends age, culture, dietary preferences, and income levels, making it both resilient and highly relevant in a dynamic consumer environment. We are differentiated among food and beverage peers, and let me explain how.

Others compete for calories every day, we flavor them. While many peer companies compete across multiple categories every day, we are intentionally focused on flavor, enabling us to be present in every consumption opportunity. Our differentiation lies in where and how we compete. As preferences evolve and calories shift, the demand for flavor continues to grow, and McCormick is uniquely positioned to capture that growth. We see the world of food and beverage through the lens of flavor. We deliver it more broadly and more deeply than anyone else.

Our portfolio of herbs, spices, seasonings, condiments, and sauces is strongly positioned to support today’s health and wellness priorities, the continued appeal of cooking at home, and emerging flavor trends. Gen Z, who are new and future consumers, overindex to flavor. They are leaning into and exploring higher quality, premium global flavors, and they’re looking to create those restaurant-quality meals at home.

Barclays 19th Annual Global Consumer Conference Transcript September 9, 2026

McCormick is a global leader in flavor with strong scale; category expertise, innovation, and consumer insights. Our growth strategy focuses on advantaged categories, productivity through CCI, and targeted investments and high-return opportunities supported by a resilient business model operating across environments. That resilience remains important today. Let me use this moment now to provide an updated perspective on the current environment.

Starting with EMEA and Asia Pacific, we are seeing a continuation of strong performance led by our Consumer segment and continued strength in McCormick de Mexico. In the Americas region, the consumer backdrop, particularly in the US, is increasingly challenging. We are managing through uneven category and channel dynamics, which have become more pronounced recently. Across the US food industry, we continue to see volume declines. Consumers remain under pressure, and we are making deliberate choices to stretch their budgets. We are seeing behaviors such as using more of what’s already in the pantry, making meals from leftovers, and looking for simple, affordable ways to add flavor at home. These behaviors reinforce the relevance of our portfolio, particularly in herbs, spices, and seasonings.

We are encouraged by the signs of progress from several of the growth initiatives we outlined in our last call, including revenue growth management, targeted value marketing and innovation, alongside expanded distribution. These actions are helping to drive consumption improvement in our core categories, even in an increasingly challenging backdrop. Specifically, our consumption trends are meaningfully improving in herbs, spices, and seasonings and condiments and sauces, including hot sauce. These are indicators of continued consumer engagement with flavor and at-home meal preparation. At the same time, we continue to work through categories such as recipe mixes and other parts of the portfolio where performance remains pressured. We are encouraged by the recent momentum in core categories. Our shipments for the quarter roughly reflect our improved consumption.

In Flavor Solutions, we continue to see solid organic sales growth in the global segment. Although we now expect the mix of growth to be more pricing driven with flattish volume, softer trends in the US are impacting some of our customers, primarily QSRs and some food manufacturers. Even with this near-term softness, the segment remains well positioned through reformulation and innovation, supported by customer relationships, technical capabilities, and flavor expertise. Overall, our plans and initiatives are designed for these conditions, and we are moving in the right direction, and we remain on track with our outlook for 2026.

Grounded in the resilience of our model and long-term growth strategy, we are looking ahead to the next chapter for McCormick with Unilever Foods. M&A has been an important part of McCormick’s long-term value creation model and a capability that has been proven over many years. It has strengthened our leadership in flavor, expanded us into advantaged categories, built scale, and enhanced our capabilities across both Consumer and Flavor Solutions. Over the past decade, acquisitions contributed approximately 2 points of growth on top of a 4% organic sales CAGR in constant currency while also delivering synergies, earnings accretion, and stronger brand equity. Importantly, our integration playbook is repeatable, tested, and grounded in strong strategic rationale, and proven value creation.

Building on that proven playbook, the transaction with Unilever Foods represents a compelling next step in McCormick’s journey as a global flavor leader. We’re making good progress on the transaction, and as previously noted, today, we are sharing additional context on growth, synergies, and integration plans. Starting with the strategic rationale, the transaction strengthens our competitive advantages and creates a pure play global flavor leader with $20 billion in sales. Together, we will have an expanded portfolio of globally recognized brands supported by industry-leading investments.

Barclays 19th Annual Global Consumer Conference Transcript September 9, 2026

The combined company will also have a balanced geographic profile and a more diverse global distribution to bring these brands to market. We see multiple levers to drive growth, supporting margin expansion and enabling continued brand reinvestment. We also see meaningful cost synergy that will support reinvestments as well as earnings accretion by year one post-close. This is about building a stronger global flavor company with focused scale in attractive and growing categories.

We are also excited about the operating model we announced in July, led by four divisions, each with a compelling growth outlook. This model is designed to place consumers and customers at the center of the combined business, enabling disciplined execution, enhanced innovation, and sustainable long-term growth. Our talented future executive team brings together proven leaders with global experience from both McCormick and Unilever Foods. This team is 100% focused on flavor, and I’m confident that they are the right executives to lead McCormick into the future.

The power of our combination with Unilever Foods is that it strengthens every part of our flavor platform. It brings together greater scale, stronger insights, and more innovation across global, local, and high-growth brands that helps us respond to consumers, innovate across categories, expand winning brands, and capture more growth across channels and geographies. As all elements accelerate, they create more opportunities to reinvest and continue building momentum. The result is a stronger flavor position and a more powerful engine for attractive, sustainable growth.

Turning to the growth levers within that platform. After further analysis, we have refined our growth agenda and enhanced our view of how we plan to capture growth. We expect to deliver growth synergies through five key priorities.

First, to win where we lead by strengthening commercial execution, accelerating growth in key countries such as the US, France, Germany, Brazil, Mexico and the UK. We’ve assessed the key markets, the key categories and brands with the greatest opportunity, and this is important for near-term revenue growth.

Second, to bring our brands to more homes globally by using the combined footprint and routes to market to expand high-growth potential brands like Maille and Cholula. There is significant whitespace for these brands, and we intend to pursue it.

Third, to shape the future of flavor by pairing McCormick’s and Unilever’s flavor expertise, consumer insights, R&D, and digital capabilities to drive scalable innovation across the portfolio.

Fourth, to capture the global food service opportunity by bringing together McCormick and Unilever’s complementary capabilities and networks.

And finally, strengthen our flavor capabilities and customer co-innovation to become an even stronger partner to leading and emerging food brands.

Together, these combined capabilities will help us capture the trends and support long-term growth. We expect the full opportunity to develop in phases. Year one will focus on strengthening, integrating, and prioritizing the highest value opportunities. Year two, on scaling early wins and accelerating innovation, and year three, on delivering sustainably higher growth from a stronger combined platform and then continuing to build on this improved growth.

Barclays 19th Annual Global Consumer Conference Transcript September 9, 2026

The transaction improves our geographic balance. Post-close, our emerging markets contribution increases from about 25% to over 40% of revenue. We are excited to have exposure to these higher growth regions and well positioned to leverage the brands and capabilities of both companies to further strengthen our combined positioning. It gives us greater exposure to markets, expected to grow faster than the global category. With growth supported by strong underlying consumer and category fundamentals, it also creates a more diversified business. with balanced presence across North America and Europe, and with increased scale in regions like Latin America and Asia Pacific. Overall, the combination strengthens our long-term growth profile and positions us in some of the most attractive and end markets globally.

Flavor is ubiquitous yet highly local, shaped by distinct consumer preferences across geographies and markets. Building on this foundational understanding, we validated the parts of the portfolio that will drive the strongest volume growth: herbs, spices, and seasonings, bouillon and cooking aids, mayonnaise, and hot sauce. In herbs and spices, there is continued growth in established markets, and the combination gives us solid growth into attractive whitespace markets where McCormick has limited presence. By leveraging Unilever’s established footprint, we can strategically build in high-growth countries over time, expanding the category through McCormick’s flavor leadership, innovation, and broader product range as household incomes and consumption occasions grow.

And in bouillon and other cooking aids, the opportunity is to win bigger in a category that is closely aligned with meal building, value, convenience, and everyday cooking. This is an underappreciated category with durable structural tailwinds. Across emerging and developed markets, consumer space increasing time pressure from urbanization, workforce participation, and value-seeking consumption. At the same time, they are still seeking flavorful meals rooted in culinary traditions that require slow simmered stocks, complex spice bases, and labor-intensive preparation. Bouillon is uniquely positioned to meet that need. It delivers depth of flavor, consistency and time savings. Often for just pennies per serving, it helps consumers build flavor quickly across everyday meals while also helping stretch ingredients in value-conscious environments. Strategically, this expands our presence in the everyday meal building moments with bouillon at the core and extending into soups, sauces, and other cooking aids, enabling consumers to build a meal not just to finish – to season the finished plate.

Knorr brings global leadership, strong brand equity, and deep local capabilities while McCormick brings flavor and health and wellness expertise. Together, we believe there’s an opportunity to modernize the Knorr brand and increase innovation and investment behind it with growth across cube, powder, and protein-led flavors and broader cooking aids formats, further strengthening our position at the center of everyday meal preparation around the world.

In condiments and sauces, we see a large and attractive platform, particularly across mayonnaise and hot sauce. Both categories have similar tailwinds, including growing household penetration, especially with younger consumers. Both provide a runway for growth through flavor innovation, new usage occasions, premiumization, and broader global expansion.

In hot sauce, you are all familiar with our growth plans in this attractive category, which will be further amplified.

In mayonnaise, the category has shown consistent volume growth over the last number of years. The increasing US household penetration since 2019 has been driven by younger generations, and these consumers are broadening usage, pointing to opportunities across cooking and meal occasions. We are seeing continued mayonnaise growth in other developed markets. The Hellmann’s brand brings global presence, strong brand equity, and sustainable growth, and we see further opportunities for more product innovation to continue winning in this category.

Barclays 19th Annual Global Consumer Conference Transcript September 9, 2026

Foodservice is one of the biggest opportunities in this transaction, and we believe it remains underappreciated. At close, we will stand up a global – a dedicated global foodservice division. The combination creates a scale platform with stronger capabilities, broader reach, and more growth potential than either business had on its own. The geographic unlock is significant. Unilever Foods Solutions is already established in 75 countries where McCormick has limited or no foodservice presence in 51 of them. That gives us an immediate path to bring McCormick’s flavor capabilities into attractive new markets. Our capabilities are complementary. McCormick brings distributor relationships and flavor expertise. Unilever brings operator relationships and global reach. Together, we can go to market with a stronger, more complete foodservice offering, and we see clear growth areas expanding Unilever Foods in the US through McCormick’s customer relationships, and accelerating McCormick’s growth in Europe through Unilever’s footprint. In addition, we see China as a very compelling opportunity given the complementary nature of our geographic presence.

Foodservice becomes a scaled global growth platform with meaningful whitespace and a much stronger right to win.

And now, I’m going to turn it over to Marcos.

Marcos Gabriel

Executive Vice President and CFO

Thank you, Brendan, and hello, everyone. I’d like to walk you through our latest progress on our plans to integrate Unilever Foods and realize synergies from the combination. I’ll also speak more about our capital allocation discipline and plans to rapidly delever and drive shareholder returns after our transaction closes.

But first, a quick update on our base business, where we continue to remain focused in parallel with our integration planning. We have delivered on first half of the year commitments with solid organic sales growth, enhanced margins, and strong cash flow. As you know, we’re now closing the books, and we’ll provide more details on our performance on the third-quarter call on October 1.

Today, I’ll provide a brief update on the rest of the year. On the top line, we expect solid, total organic growth in the second half, primarily driven by price. And for total sales, McCormick de Mexico continues to deliver solid growth in line with our expectations, with the integration substantially complete. In a challenging environment across our industry, we continue to expand our profit margins while also investing in business growth and offsetting rising input costs. We remain confident in our ability to deliver on our outlook for the year.

In terms of key strategic initiatives, we continue to make strong progress, including on our ERP implementation in North America, and the Unilever Foods integration remains on track with detailed action plans identified to support our run rate cost synergy targets. Speaking of integration, we continue to have confidence in our $600 million net cost synergy target with approximately two-thirds expected to be achieved by year two. Importantly, this target is net of growth investments and potential dis-synergies, giving us a clear view of the value we expected to create through disciplined execution.

We expect the synergy opportunity to be driven by three primary areas, approximately 50% from SG&A, 40% from procurement, and 10% from manufacturing and logistics. Our confidence is grounded in a rigorous, bottom-up integration planning process, which we’ve recently conducted. The Integration Management Office, functional leaders, and external advisers are performing detailed cost analysis, benchmarking, and operational assessments to identify the specific actions required to deliver the full opportunity. This work is translating to a clear pipeline of discrete, quantified initiatives, each supported by detailed execution plans, ownership, timing, and resourcing. In short, we’re building a disciplined path to capture value over the first three years post-close with two-thirds of the savings coming in by year two, and a strong line of sight of the actions needed to achieve our remaining synergy commitments.

Barclays 19th Annual Global Consumer Conference Transcript September 9, 2026

Let me bring this to life with a few examples from procurement. Direct procurement cost synergies represent approximately 40% of our total target, or about $240 million of run rate savings. Our work has identified two primary levers: commercial and technical optimization. On commercial optimization, the opportunity is straightforward. We’re buying many of the same quantities and type of goods, but not always at the same unit prices. Today, this trend is often fragmented regionally. There is roughly 50% overlap across our top 100 suppliers, and we see inefficiencies in long-tail spend. The path to capture value is clear. We use global and regional RFPs, targeted supplier negotiations, and a more disciplined approach to rationalize it in tail spend. In simple terms, we’re using the combined scale of the business to buy smarter and more consistently.

The second lever is technical optimization. Here, the opportunity is not just price but how we specify and buy materials. We see the specification proliferation across direct materials and packaging as well as meaningful variation in spec counts and spend between the two companies. To address this, we’ll harmonize like-for-like specifications and align formulas where appropriate, while maintaining the quality, performance, and consumer experience our brands are known for.

At the bottom of the page, we highlight two tangible examples from a longer list that demonstrates the opportunity. In plastic packaging, savings are driven by supplier base optimization. We currently have 90 suppliers but only two in common; lightweighting, resin slate improvement, and standardizing specs across functionally similar formats. In starches and derivatives, the opportunity is driven by greater cost transparency, scaled buying, and harmonized specifications across McCormick and Unilever Foods while maintaining quality.

So, we have identified where the value is, we know how to capture it, and we have a clear path to deliver approximately $240 million in targeted run rate synergies. We have a clear road map and governance structure in place to support integration. The integration is led by dedicated Integration Management Office under Andrew Foust, who brings significant prior experience from RB Foods, Cholula, and FONA. Andrew is here with us at the conference and will participate in our Q&A. We have mobilized cross-functional resources, including 20 functional teams, and more than 200 team members across both companies. The TSA structure is designed to reduce executional risk with limited sales impact, and the cost is already embedded in deal expectations. Services will be phased out in waves over two years, supported by centralized contract process to maintain critical third-party relationships. We do anticipate and have included in our considerations and plans some level of dual running costs as we exit the TSAs. Stepping back, TSA costs represent the cost of services to be provided by Unilever during a defined period. As we exit the TSAs, we’ll stand up our own services, which we expect to have a similar level of cost. The Integration Management Office will continue for as long as needed to ensure disciplined execution, culture unification, business continuity, synergy delivery, and an efficient exit from the two-year TSA.

Let’s turn to the carve out and integration plans. As we shared previously, approximately 80% of Unilever Foods revenue today is managed as a stand-alone organization. Currently, Unilever has a highly experienced, dedicated team advancing the separation. Unilever completed 14 carve-outs in the last five years, demonstrating repeatable execution in separating brands and businesses with distinct routes to market, supply chains, and regional footprints. By two to three months pre-close, we expect that 100% of Unilever Foods business will be managed as a stand-alone organization. This means that all its corporate functions, from sales and marketing, to supply chain, information technology, finance and so on, will be part of the distinct Unilever Foods business unit, paving the way for smoother integration.

Barclays 19th Annual Global Consumer Conference Transcript September 9, 2026

In addition, Unilever Foods business will operate with internal TSA support from Unilever. At close, this TSA support will transition to McCormick. Following the close, we’ll begin integrating the business, capturing synergies and executing on our phased TSA exit. Finally, we expect to exit TSAs within a two-year period in a way that provides business continuity and de-risks execution. The TSAs are comprehensive, and they are designed to ensure business continuity while integration progresses. Support is concentrated mostly in back office functions, including technology, operations, finance, and people services. There is also some commercial and customer enablement support to ensure a seamless transition. Importantly, these plans are designed to protect the day-to-day execution and commercial customer-facing operations while building long-term readiness.

Before moving to capital allocation, it is important to reiterate the financial merits of the deal. This slide lays out our expectations for year three post-close. At the top line, our 3% to 5% sales growth reflects favorable conditions at the high end. Our adjusted operating margin reflects the capture of synergies and allows for significant reinvestment. When you combine the strength of both the stand-alone businesses with the impact of these revenue and cost synergies, the result is a structurally advantaged best-in-class financial profile. The combination is expected to deliver meaningful accretion in the first full year across sales growth, adjusted operating margin, and adjusted earnings per share. Ultimately, this creates a higher-growth, higher-margin platform with stronger cash generation, positioning the company, the combined company for durable long-term value creation and sustained profitability.

And lastly, we remain committed to maintaining a strong balance sheet and reasonable leverage position as we close the transaction with Unilever Foods. We expect the combined company to have a strong and growing free cash flow profile, enabling a disciplined approach to capital allocation. That includes continued investments in the business and preserving our dividend aristocrat status. We expect to have $1.5 billion to $2 billion of cash available to pay down debt by year two. Aside from the total funds available, McCormick is now on track to reach less than 2.9 times net leverage on a stand-alone basis by the end of 2026 and that as a result, we’re well positioned to reach our leverage target post-close.

I will now turn it back to Brendan to close.

Brendan M. Foley

President, CEO & Chairman

Thanks, Marcos. Overall, we’re incredibly proud of our progress having announced the transaction only five months ago. We are as focused on delivering our 2026 goals even as we advance the work needed to close and integrate Unilever Foods. Additionally, we have made significant progress in a relatively short time of – on integration, having unveiled our leadership team operating model and secondary listing, establishing global TSAs for day one, having a clear picture of our synergy opportunities, and making significant progress on detailed integration planning.

In the coming months, we expect to announce further updates on our go-to-market plans, the status of our regulatory clearance, and our expected timeline to close. We look forward to sharing updates in the quarters ahead, and as stated at the announcement, we expect the transaction to close in mid-2027.

To wrap up, our category – our foundation remains strong. It is focused on flavor in advantaged categories. We are well positioned to deliver on our FY 2026 commitments. We are excited about the opportunities for growth provided by this combination which accelerates our strategy and flavor focus.

Barclays 19th Annual Global Consumer Conference Transcript September 9, 2026

Lastly, I’d like to thank our entire team who has worked tirelessly to help us achieve all of this while maintaining our base business performance at the same time. And that concludes our presentation, and we will now move to the other room for, I think, Q&A. Thank you.

McCormick Cautionary Statement Regarding Forward Looking Statements

Certain information contained in this document that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words such as “will,” “aim,” “expects,” “anticipates,” “intends,” “looks,” “believes,” “vision,” “ambition,” “target,” “goal,” “plan,” “potential,” “work towards,” “may,” “milestone,” “objectives,” “outlook,” “probably,” “project,” “risk,” “continue,” “should,” “would be,” “seeks,” or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of McCormick. The forward-looking statements contained in this document include, without limitation, the anticipated benefits of, and our plans, strategies and objectives relating to, the pending transaction with Unilever Foods.

These and other forward-looking statements are based on management’s current views and assumptions. They are not historical facts, nor are they guarantees of future performance or outcomes. Many risks, uncertainties and other factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement; (ii) the failure to obtain necessary regulatory approvals, approval of our shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; (iii) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; (iv) direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; (v) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction; (vi) the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods’ business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented; (vii) uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all; (viii) the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters; (ix) the risk that combined company financial information relating to the transaction, including anticipated combined company revenues, earnings, cash flows, capital expenditures, indebtedness and other financial metrics of the combined company; (x) the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected; (xi) the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team’s attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; (xii) the ability of McCormick to successfully integrate Unilever Foods’ operations and implement its plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; (xiii) the ability of McCormick to manage additional debt and successfully de-lever following the transaction; and (xiv) the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; and other risks described in the company’s filings with the Securities and Exchange Commission (“SEC”), including McCormick’s Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. Actual results could differ materially from those projected in the forward-looking statements. The company undertakes no obligation to update or revise publicly, any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Barclays 19th Annual Global Consumer Conference Transcript September 9, 2026

Unilever Cautionary Statement Regarding Forward Looking Statements

This document may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘continue’, ’should’, ‘would be’, ’seeks’, or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the pending transaction of Unilever Foods with McCormick. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Unilever Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement, the failure to obtain necessary regulatory approvals, approval of McCormick shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction, the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected, the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods’ business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented, uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all, the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters, the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team’s attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; the ability of McCormick to successfully integrate Unilever Foods’ operations and implement its plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; the ability of McCormick to manage additional debt and successfully de-lever following the transaction; the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; Unilever’ ability to innovate and remain competitive; Unilever’ investment choices in its portfolio management; the effect of climate change on Unilever’ business; Unilever’ ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever’ supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Unilever Group operates. Risk with respect to McCormick are further described in its filings with the US Securities and Exchange Commission (“SEC”), including McCormick’s Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Unilever Group’s filings with the London Stock Exchange, Euronext Amsterdam and the SEC, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025.

Barclays 19th Annual Global Consumer Conference Transcript September 9, 2026

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

This document relates to a proposed transaction among McCormick, Unilever and Unilever Foods. The parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by McCormick with the SEC, which will include a document that serves as a proxy statement/prospectus of McCormick in connection with the anticipated separation of Unilever Foods from Unilever and combination with McCormick, and a registration statement on Form 10 to be filed by Unilever Foods entity that serve as an information statement/prospectus in connection with the spin-off of Unilever Foods from Unilever. Each party will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, INFORMATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by McCormick, Unilever Foods or Unilever through the website maintained by the SEC at www.sec.gov.

The documents filed by McCormick with the SEC also may be obtained free of charge at McCormick’s website at https://ir.mccormick.com/ or upon written request to McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031, Attention: Investor Relations Department. The documents filed by Unilever Foods or Unilever with the SEC also may be obtained free of charge at upon written request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

Participants in Solicitation

McCormick and Unilever and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from McCormick’s shareholders in connection with the proposed transaction. Information about McCormick’s directors and executive officers and their ownership of McCormick’s common stock is set forth in McCormick’s proxy statement for its 2025 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 18, 2026. To the extent that holdings of McCormick’s securities have changed since the amounts printed in McCormick’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Information about the directors and executive officers of Unilever is set forth in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026. You may obtain free copies of these documents as described in the preceding paragraph.